UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Annual and Extraordinary General Shareholders’ Meeting of April 15, 2020

São Paulo, March 30, 2020 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar” or “Company”) informs to its shareholders and the market that, in view of the coronavirus pandemic (COVID-19) and its consequences, such as the restrictions imposed or recommended by the authorities with regard to travels, mobility and presential meetings, pursued alternatives to enable the remote attendance of its shareholders in the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on April 15, 2020, at 2 p.m., at its headquarters (“Meeting”).

Therefore, the Company encourages the attendance of its shareholders by remote voting ballot procedure or through a power of attorney to be granted to the lawyers indicated in the model provided by Ultrapar in the Shareholders’ Meeting Manual - Annual and Extraordinary General Shareholders’ Meeting of April 15, 2020, available on the CVM website (www.cvm.gov.br), B3 - Brasil, Bolsa, Balcão website (www.b3.com.br) and Company’s website (ri.ultra.com.br) (“Manual”).

Exceptionally the Company will admit that the shareholders send the necessary representation documents, indicated in the Meeting Call Notice and in the Manual, without the need for notarized signature or certified copies, in PDF format, for the email invest@ultra.com.br. Ultrapar will confirm the documents receipt, as well as their validity and / or need for additional information, within 2 (two) business days. The deadlines for sending the documentation remain unchanged.

Ultrapar will continue to monitor the evolution of the situation and highlight its commitment to the guidelines of the World Health Organization, the Brazilian Health Ministry and the São Paulo State Government.

The Company will maintain the market and its shareholders aware of any new material information related to this release.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)